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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3986	JBONNIE@STBLAW.COM

BY EDGAR	January 7, 2011

Re:	Acceleration Request for Evercore Partners Inc.
Registration Statement on Form S-3 (File No. 333-167393)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Dieter King, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the acceleration request of our client, Evercore Partners Inc., requesting effectiveness of the above-referenced Registration Statement at 5:00 p.m., Washington, D.C. time, on January 11, 2011, or as soon thereafter as practicable. Please call the undersigned (212-455-3986) of Simpson Thacher & Bartlett LLP with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

Attachment

January 7, 2011

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: Dieter King, Esq.

Re:	Acceleration Request for Evercore Partners Inc.
Registration Statement on Form S-3 (File No. 333-167393)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evercore Partners Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will be declared effective by 5:00 p.m., Washington, D.C. time, on January 11, 2011, or as soon thereafter as practicable.

Evercore Partners Inc. acknowledges that the disclosure in the filing is the responsibility of Evercore Partners Inc. and:

•

should the Securities and Exchange Commission or the staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information with respect to this letter, please contact Joshua Ford Bonnie (212-455-3986) of Simpson Thacher & Bartlett LLP.

Very truly yours, Evercore Partners Inc.

By:	/s/ Adam Frankel
Name: Adam B. Frankel Title: Senior Managing Director and General Counsel

cc:	Joshua Ford Bonnie